UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

TECUMSEH PRODUCTS COMPANY

(Name of Subject Company)

MA INDUSTRIAL SUB INC.

(Names of Filing Persons (Offerors))

MA INDUSTRIAL JV LLC

(Names of Filing Persons (Parent of Offeror))

MUELLER INDUSTRIES, INC.

DENO INVESTMENT COMPANY II, INC.

ATLAS CAPITAL RESOURCES II LP

ATLAS CAPITAL RESOURCES (P) II LP

(Names of Filing Persons (Others))

COMMON SHARES, NO PAR VALUE PER SHARE

(Title of Class of Securities)

878895309

(CUSIP Number of Class of Securities)

Serge Benchetrit

Steven A. Seidman

Mark A. Cognetti

Sean M. Ewen

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Phone: (212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$95,702,217.15	$11,120.60

*       Estimated solely for the purpose of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares or common stock, par value $0.00 per share (the “Shares”) of Tecumseh Products Company (“TECU”), at a purchase price of $5.00 per Share, net to the holder thereof in cash, without interest thereon and subject to any required tax withholding, and settle outstanding options, restricted stock units, phantom shares, stock appreciation rights and deferred stock units.

**     The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,120.60	Filing Party:	MA Industrial Sub Inc.
			MA Industrial JV LLC
			Mueller Industries, Inc.
			Deno Investment Company II, Inc.
			Atlas Capital Resources II LP
			Atlas Capital Resources (P) II LP

Form or Registration No.:	Schedule TO-T (File No.005-30158) Date Filed:		August 21, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 3 to Schedule TO (this “Amendment”) is filed by MA Industrial JV LLC (“Parent”), MA Industrial Sub Inc. (“Purchaser”), Mueller Industries, Inc., Deno Investment Company II, Inc., Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP (collectively, the “Filing Persons”), and amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 21, 2015 (together with any amendments and supplements thereto, the “Schedule TO”) by the Filing Persons and relates to the tender offer by Purchaser and Parent, for all of the outstanding common shares, no par value per share (the “Shares”) of Tecumseh Products Company, a Michigan corporation (“TECU”), at a price of $5.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated August 21, 2015 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO.

Items 1 through 11.

The Offer to Purchase is hereby amended and supplemented as follows:

1.	The fourth to last paragraph under the caption “Background of the Offer” in Section 11 “Background of the Offer; Other Transactions with TECU” on page 25 is hereby amended and restated as follows:

“From late June 2015 through July 31, 2015, Parent continued to complete their due diligence review of TECU. During this time, representatives of Parent, on the one hand, and representatives of TECU, on the other hand, discussed updated proposals that included prices per share ranging from $4.77 to $5.10 (after taking into account certain deductions and subject to certain assumptions). In particular, on June 24, 2015, Parent sent a proposal to TECU for $5.10 per share, which Parent revised downward in the same proposal to account, in Parent’s view, for aggregate amounts owed pursuant to recent executive and board equity compensation changes, the cost of a D&O tail policy, and fees payable to Citi. TECU valued this adjusted proposal at $4.77 per share. On July 6, 2015, Parent sent a revised proposal to TECU for $5.10 per share. During this period from late June 2015 through July 31, 2015, counsel to Parent and TECU, respectively, continued to discuss and exchange revised drafts of the merger agreement that addressed certain key issues on the contract terms, in particular those dealing with closing certainty, the amount of the termination fees and the terms of a guarantee from Mueller and Atlas. Additionally, counsel exchanged drafts of the related confidential disclosure schedules and discussed certain items contained therein via teleconference.”

2.	The third to last paragraph under the caption “Background of the Offer” in Section 11 “Background of the Offer; Other Transactions with TECU” on page 25 is hereby amended and restated as follows:

“On July 31, 2015, Parent submitted a revised bid that implied merger consideration of approximately $4.90 per share. Parent advised that its per share price reflected advisor fees payable to Citi and amounts owed pursuant to any and all change in control payments put in place pursuant to TECU’s proposed change in control policy, as well as increased uncertainty based on new environmental matters and contingent claims. Between July 31, 2015 and August 4, 2015, representatives of Parent discussed the remaining outstanding terms for the potential transaction, including the price per share, with TECU and Citi. During this time period, counsel to Parent and TECU, respectively, exchanged revised drafts of the merger agreement and the related confidential disclosure schedules thereto, and continued to negotiate the final terms of the merger agreement, related confidential disclosure schedules and the ancillary agreements. On August 2, 2015, the TECU Board requested that Parent increase its last outstanding offer price. The following day, Parent indicated to Citi it would raise its final offer price to $5.00 per share.”

3.	The following paragraph is hereby added after the last paragraph under the caption “Background of the Offer” in Section 11 “Background of the Offer; Other Transactions with TECU”:

“On September 10, 2015, the FCO approved the transaction without conditions under the German ARC.”

4.	The following paragraph is hereby added after the last paragraph of Section 15 “Conditions of the Offer”:

“On September 4, 2015, the FTC granted early termination of the waiting period under the HSR Act. On September 10, 2015, the FCO approved the transaction without conditions under the German ARC. Accordingly, the Antitrust Condition has been satisfied. The Offer continues to be subject to the remaining conditions set forth in this Section 15.”

5.	The following sentence is hereby added at the end of the third paragraph under the caption “Antitrust” in Section 16 “Certain Legal Matters; Regulatory Approvals”:

“On September 10, 2015, the FCO approved the transaction without conditions under the German ARC.”

6.	The fourth paragraph under the caption “Antitrust” in Section 16 “Certain Legal Matters; Regulatory Approvals” is hereby amended and restated as follows:

“Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting periods under the applicable antitrust laws. See “The Offer—Section 15—Conditions of the Offer.” On September 4, 2015, the FTC granted early termination of the waiting period under the HSR Act. On September 10, 2015, the FCO approved the transaction without conditions under the German ARC. Accordingly, the Antitrust Condition has been satisfied. The Offer continues to be subject to the remaining conditions set for in Section 15 “Conditions of the Offer”.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct: September 14, 2015.

MA INDUSTRIAL SUB INC.

By:	/s/ Jason M. Squire
Name: Jason M. Squire
Title: Vice President and Treasurer

By:	/s/ Gregory L. Christopher
Name: Gregory L. Christopher
Title: Co-President

MA INDUSTRIAL JV LLC

By:	/s/ Jason M. Squire
Name: Jason M. Squire
Title: Vice President and Treasurer

By:	/s/ Gregory L. Christopher
Name: Gregory L. Christopher
Title: Co-President

MUELLER INDUSTRIES, INC.

By:	/s/ Gregory L. Christopher
Name:	Gregory L. Christopher
Title:	Chief Executive Officer

DENO INVESTMENT COMPANY II, INC.

By:	/s/ Kent Schenk
Name:	Kent Schenk
Title:	President

By:	/s/ James Davidson
Name:	James Davidson
Title:	Secretary

ATLAS CAPITAL RESOURCES II LP

By: Atlas Capital GP II LP, its general partner
By:	Atlas Capital Resources GP II LLC, its general partner

By:	/s/ Andrew M. Bursky
Name:	Andrew M. Bursky
Title:	Managing Partner

ATLAS CAPITAL RESOURCES (P) II LP

By: Atlas Capital GP II LP, its general partner
By:	Atlas Capital Resources GP II LLC, its general partner

By:	/s/ Andrew M. Bursky
Name:	Andrew M. Bursky
Title:	Managing Partner